UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or the “Company”) for the six months ended June 30, 2024.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-264330) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022 and the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2024

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2024 and June 30, 2023	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2024 and June 30, 2023	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and June 30, 2023	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2024 and June 30, 2023	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 23
Cautionary Statement Regarding Forward-Looking Statements	Page 30
Signatures	Page 33

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2024 and June 30, 2023

(in thousands of $, except per share amounts)

	Six months ended
	June 30,
	2024	2023
Operating revenues
Time charter revenues	302,391	256,083
Voyage charter revenues	5,792	28,753
Drilling contract revenues	95,844	37,860
Interest income – sales-type leases and leaseback assets	1,396	3,809
Profit sharing income	9,932	7,135
Other operating income	4,624	4,187
Total operating revenues	419,979	337,827
(Loss)/gain on sale of vessels	(17)	16,476
Operating expenses
Vessel and rig operating expenses	146,438	134,517
Depreciation	114,999	102,159
Vessel impairment charge	—	7,389
Administrative expenses	10,825	8,447
Total operating expenses	272,262	252,512
Operating income	147,700	101,791
Non-operating income/(expense)
Interest income – long-term loans to associated companies	2,276	2,263
Interest income – other	4,198	4,889
Interest expense	(88,175)	(82,554)
Loss on investments in equity securities	(207)	(792)
Interest and valuation gain/(loss) on non-designated derivatives	4,530	(2,694)
Other financial items, net	(1,416)	(1,090)
Equity in earnings of associated companies	1,475	1,451
Income before taxes	70,381	23,264
Tax expense	(4,447)	—
Net income	65,934	23,264
Per share information:
Basic earnings per share	$0.52	$0.18
Diluted earnings per share	$0.52	$0.18

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $)

	Six months ended
	June 30,
	2024	2023
Net income	65,934	23,264

Fair value adjustments to hedging financial instruments	(3,411)	(3,147)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	110	4,607
Other comprehensive income/(loss)	56	(48)
Other comprehensive (loss)/income, net of tax	(3,245)	1,412

Comprehensive income	62,689	24,676

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2024 and December 31, 2023

(in thousands of $, except share data)

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	186,062	165,492
Investments in equity securities	4,662	5,104
Due from related parties	8,630	3,532
Investment in sales-type leases, current portion	39,111	20,640
Trade and other receivables	125,621	86,946
Other current assets	17,012	16,345
Total current assets	381,098	298,059
Vessels, rigs and equipment, net	2,809,216	2,654,733
Capital improvements, newbuildings and vessel purchase deposits	49,357	86,058
Vessels under finance lease, net	552,856	573,454
Investment in sales-type leases, long-term portion	—	35,099
Investments in associated companies	16,487	16,473
Loans and long-term receivables from associated companies	45,000	45,000
Other long-term assets	12,996	22,513
Total assets	3,867,010	3,731,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	570,992	432,918
Finance lease liability, current portion	391,553	419,341
Due to related parties	1,199	2,890
Other current liabilities	149,693	114,046
Total current liabilities	1,113,437	969,195
Long-term liabilities
Long-term debt	1,711,892	1,713,828
Other long-term liabilities	5,775	8,969
Total liabilities	2,831,104	2,691,992

Stockholders’ equity	1,035,906	1,039,397

Total liabilities and stockholders’ equity	3,867,010	3,731,389

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2024 and June 30, 2023

(in thousands of $)

	Six months ended
	June 30,
	2024	2023

Net income	65,934	23,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	114,999	102,159
Vessel impairment charge	—	7,389
Amortization of deferred charges	3,558	3,618
Amortization of charter related deferred asset and straight-lining of operating leases	(964)	(726)
Equity in earnings of associated companies	(1,475)	(1,451)
Loss/(gain) on sale of vessels	17	(16,476)
Adjustment of derivatives to fair value recognized in net income	(1,555)	5,571
Loss on investments in equity securities	207	792
Repayments from investment in sales-type assets and leaseback assets	4,661	7,772
Other, net	1,248	2,311
Net changes in operating assets and liabilities	800	96,739
Net cash provided by operating activities	187,430	230,962

Investing activities
Purchase of vessels, capital improvements, newbuildings and deposits	(212,183)	(135,181)
Proceeds from sale of vessels	11,983	104,211
Net amounts received from associated companies	1,382	1,456
Collateral deposits returned/(paid) on swap agreements	2,880	(6,030)
Net cash used in investing activities	(195,938)	(35,544)

Financing activities
Principal payments under finance lease obligations	(27,788)	(26,569)
Proceeds from debt	354,402	720,187
Repayments of debt	(145,726)	(620,895)
Repurchases and redemption of bonds	(64,997)	(167,781)
Payments of debt fees	(3,001)	(11,747)
Principal settlements of cross currency swaps, net	(16,534)	(9,812)
Cash paid for shares repurchase	—	(4,835)
Cash dividends paid	(67,278)	(60,862)
Net cash provided by/(used in) financing activities	29,078	(182,314)

Net change in cash and cash equivalents	20,570	13,104
Cash and cash equivalents at start of the period	165,492	188,362
Cash and cash equivalents at end of the period	186,062	201,466

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2024 and June 30, 2023

(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2024	2023
Number of shares outstanding
At beginning of period	137,467,078	138,562,173
Shares issued	242,146	—
Shares cancelled	(700)	—
Shares repurchased	—	(527,417)
At end of period	137,708,524	138,034,756
Share capital
At beginning of period	1,386	1,386
Shares issued - share options	2	—
At end of period	1,388	1,386
Additional paid-in capital
At beginning of period	618,164	616,554
Amortization of stock-based compensation	846	816
Shares issued - share options	250	—
At end of period	619,260	617,370
Treasury stock
At beginning of period	(10,174)	—
Treasury stock at cost	—	(4,835)
At end of period	(10,174)	(4,835)
Contributed surplus
At beginning of period	424,562	424,562
Dividends declared	(384)	—
At end of period	424,178	424,562
Accumulated other comprehensive income
At beginning of period	4,499	8,714
Fair value adjustments to hedging financial instruments	(3,411)	(3,147)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	110	4,607
Other comprehensive income/(loss)	56	(48)
At end of period	1,254	10,126
Accumulated profit
At beginning of period	960	40,015
Net income	65,934	23,264
Dividends declared	(66,894)	(60,862)
At end of period	—	2,417
Total stockholders’ equity	1,035,906	1,051,026

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2024. The results of operations for the interim period ended June 30, 2024 are not necessarily indicative of the results for the entire year ending December 31, 2024.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company’s business and are not yet adopted.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments are effective for the Company beginning after December 15, 2024. The Company does not expect the changes prescribed in ASU 2023-09 to have a material impact on its consolidated financial statements and related disclosures, however, the Company will re-evaluate the amendments based on the facts and circumstances at the time of implementation of the guidance.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for the Company for the year ending December 31, 2024, interim periods within 2025 and will be applied retrospectively to all prior periods presented. The Company is currently assessing the potential impact of ASU 2023-07 on the disclosures in its Annual Report on Form 20-F for the year ending December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing market volatility surrounding the impacts of the Russian-Ukrainian conflict, the developments in the Middle East and significant global inflationary pressures. However, actual results could differ materially from those estimates.

2.GAIN OR LOSS ON SALE OF VESSELS

(in thousands of $)	Six months ended		Six months ended
	June 30, 2024		June 30, 2023
	Proceeds	Gain/(Loss)	Proceeds	Gain/(Loss)
Disposal of investments in sales-type leases
MSC Margarita	5,991	(9)	—	—
MSC Vidhi	5,992	(8)	—	—

Disposal of vessels and equipment
Glorycrown	—	—	43,740	10,056
Everbright	—	—	41,113	6,390
SFL Weser	—	—	9,473	(13)
SFL Elbe	—	—	9,885	43
Total	11,983	(17)	104,211	16,476

3.EARNINGS PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the “treasury stock” guidelines and the “if-converted” method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Basic and diluted earnings per share:
Net income available to stockholders	65,934	23,264

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands)	June 30, 2024	June 30, 2023
Basic earnings per share:
Weighted average number of common shares outstanding*	125,844	126,774
Diluted earnings per share:
Weighted average number of common shares outstanding*	125,844	126,774
Effect of dilutive share options	637	242
Weighted average number of common shares outstanding assuming dilution	126,481	127,016

	Six months ended
	June 30, 2024	June 30, 2023
Basic earnings per share:	$0.52	$0.18
Diluted earnings per share:	$0.52	$0.18

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company’s issuance of 5.75% senior unsecured convertible notes in October 2016 and 3,765,842 shares issued as a part of a share lending arrangement relating to the Company’s issuance of 4.875% senior unsecured convertible notes in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 shares and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty’s custody. The remaining 700 shares were held with the Company’s transfer agent before being cancelled in the six months ended June 30, 2024.

The weighted average number of common shares outstanding also excludes 1,095,095 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of June 30, 2024.

As of June 30, 2023, the outstanding balances and the principal amounts of the repurchased bonds, from the 4.875% senior unsecured convertible bonds due 2023 were anti-dilutive, assuming if converted, at the start of the period.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Change in allowance for expected credit losses	(214)	402
Other items	(1,202)	(1,492)
Total other financial items, net	(1,416)	(1,090)

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts.

Other items in the six months ended June 30, 2024 include a net loss of $0.4 million arising from foreign currency translations (six months ended June 30, 2023: loss of $1.7 million). Other items also include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN EQUITY SECURITIES

As of June 30, 2024 and June 30, 2023, the equity securities comprise of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) which are traded on the Euronext Growth multilateral trading facility in Oslo. The Company recognized a mark to market loss of $0.2 million in the Statement of Operations in the six months ended June 30, 2024 (June 30, 2023: loss of $0.8 million), together with a foreign exchange loss of $0.2 million (June 30, 2023: loss of $0.6 million), in Other Financial Items in the Statement of Operations.

6.VESSELS, RIGS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2024	December 31, 2023
Cost	3,703,077	3,454,193
Accumulated depreciation	(893,861)	(799,460)
Vessels and equipment, net	2,809,216	2,654,733

During the six months ended June 30, 2024, the Company took delivery of two dual-fuel 7,000 car equivalent unit (“CEU”) newbuild car carriers, Odin Highway and Thor Highway, for a total cost of $169.1 million.

Also during the six months ended June 30, 2024, the Company took delivery of one newbuild LR2 product tanker, SFL Tucana, for a total cost of $78.1 million.

7.CAPITAL IMPROVEMENTS, NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

(in thousands of $)	June 30, 2024	December 31, 2023
Capital improvements in progress	22,597	2,194
Newbuildings	—	83,864
Vessel purchase deposits	26,760	—
	49,357	86,058

Interest capitalized in the cost of newbuildings amounted to $0.8 million in the six months ended June 30, 2024 (December 31, 2023: $5.5 million).

Capital improvements in progress comprises of advances paid and costs incurred in respect of upgrades and Special Periodic Survey (“SPS”) on two rigs in addition to upgrades on four container vessels (December 31, 2023: two rigs and no vessels). These costs are recorded in "Capital improvements, newbuildings and vessel purchase deposits" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net" or "Investment in sales-type leases".

Vessel purchase deposits were paid on two LNG dual-fuel chemical tankers and two newbuild LR2 product tankers.

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the six months ended June 30, 2024 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2023	777,939	(204,485)	573,454
Depreciation	—	(20,598)	(20,598)
Balance as of June 30, 2024	777,939	(225,083)	552,856

9.INVESTMENTS IN SALES-TYPE LEASES

As of June 30, 2024, the Company had seven (December 31, 2023: nine) container vessels accounted for as sales-type leases, all of which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), until the second quarter of 2025. The terms of the charters for the seven container vessels provide the charterer with a fixed price purchase obligation at the expiry of each of the charters. In the six months ended June 30, 2024, the Company sold and delivered the two container vessels, Margarita and Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. (See also Note 2: Gain or Loss on Sale of Vessels).

10.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2024	December 31, 2023
Short-term and long-term debt:
NOK700 million senior unsecured floating rate bonds due 2024	—	68,426
NOK600 million senior unsecured floating rate bonds due 2025	53,373	58,089
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	148,125	148,875
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	150,000	—
U.S. dollar denominated floating rate debt	914,201	1,014,842
Lease debt financing	733,522	573,456
Total debt principal	2,299,221	2,163,688
Less: Unamortized debt issuance costs	(16,337)	(16,942)
Less: Current portion of long-term debt	(570,992)	(432,918)
Total long-term debt	1,711,892	1,713,828

A significant portion of the Company’s outstanding debt will be due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2024 and early 2025. Given the Company’s extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be able to secure the required refinancing of all such facilities prior to maturity.

Interest rate information:

	June 30, 2024	December 31, 2023
Weighted average interest rate on floating rate debt*	6.38%	6.49%
Weighted average interest rate on lease debt financing	5.49%	5.41%
Weighted average interest rate on fixed rate debt	8.40%	8.46%
Secured Overnight Financing Rate ("SOFR"), closing rate	5.33%	5.38%
Effective Federal Funds Rate ("EFFR"), closing rate	5.33%	5.33%
Norwegian Interbank Offered Rate ("NIBOR"), three-month, closing rate	4.73%	4.73%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

Fixed Rate Debt and NOK Bonds

NOK700 million senior unsecured bonds due 2024

On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on June 4, 2024. During the six months ended June 30, 2024, the Company purchased and redeemed in full, the outstanding bond with principal amount of NOK695 million equivalent to $62.8 million, incurring a loss of $0.4 million on the transaction. The net amount outstanding as of December 31, 2023 was NOK695 million, equivalent to $68.4 million.

NOK600 million senior unsecured bonds due 2025

On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. During the six months ended June 30, 2024, the company purchased bonds with principal amounts totaling NOK20 million equivalent to $1.9 million. A loss of $0.0 million was recorded on the transaction. The net amount outstanding as of June 30, 2024 was NOK570 million equivalent to $53.4 million (December 31, 2023: NOK590 million, equivalent to $58.1 million).

8.25% senior unsecured sustainability-linked bonds due 2028

In April 2024, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 8.25% per annum and are redeemable in full on April 19, 2028. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, with at least 2% by 2026. The net amount outstanding as of June 30, 2024, was $150.0 million (December 31, 2023: $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of June 30, 2024 and December 31, 2023. The facilities bear interest at SOFR plus a margin, except the $60 million loan facility which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of ($'millions),
					June 30, 2024	December 31, 2023

$45 million secured term loan and revolving credit facility*	Full	2014	7	11	30.0	32.5
$20 million secured term loan facility*	Full	2014	2	10	—	12.0
$76 million secured term loan facility*	Part	2017	2	7	40.9	43.5
$175 million term loan facility*	Part	2020	4	5	99.3	108.7
$50 million senior secured credit facility*	Full	2020	1	4	32.5	35.0
$51 million term loan facility*	Part	2021	1	4	36.8	39.0
$51 million term loan facility*	Part	2021	1	4	37.9	40.1
$35 million term loan facility*	Part	2021	1	7	29.9	30.9
$107.3 million term loan facility*	Part	2021	3	5	92.6	95.7
$100 million term loan facility*	Part	2022	4	5	77.2	82.3
$23 million term loan facility*	Full	2022	2	2	14.9	17.3
$115 million term loan facility*	Part	2022	8	3	80.0	90.0
$144.6 million term loan facility*	Full	2023	4	3	131.8	136.9
$23.3 million term loan facility**	Full	2023	1	1	—	13.9
$23.3 million term loan facility**	Full	2023	1	1	—	18.6
$150 million senior secured term loan facility**	Full	2023	1	3	142.0	150.0
$8.4 million senior unsecured term loan facility***	—	2023	—	3	8.4	8.4
$60 million loan facility****	Part	2024	1	0	60.0	60.0
Total					914.2	1,014.8
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

** These facilities are secured against the pre-delivery contracts or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***This facility was drawn down by the Company and contains covenants that requires the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
****In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of June 30, 2024, 11.8 million of the Company’s shares were in the custody of the bank. This facility provides up to $60.0 million cash collateral to us, callable at any time, pertinent to the shares lent. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing
Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of June 30, 2024 and December 31, 2023.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of ($'millions),
					June 30, 2024	December 31, 2023

$65 million lease debt financing	65.0	2021	6	2026	45.7	49.4
$65 million lease debt financing	65.0	2021	6	2026	45.9	49.5
$23.5 million lease debt financing	23.5	2022	3	2025	14.1	16.3
$25.3 million lease debt financing	25.3	2022	3	2025	15.7	18.0
$120 million lease debt financing	120.0	2022	8	2029	103.2	108.4
$120 million lease debt financing	120.0	2022	8	2029	104.6	109.7
$45 million lease debt financing	45.0	2023	5	2028	39.2	41.7
$38.5 million lease debt financing	38.5	2023	9	2028	36.0	37.3
$72.2 million lease debt financing	72.2	2023	12	2033	69.5	71.2
$72.2 million lease debt financing	72.2	2023	12	2033	70.2	72.0
$77.5 million lease debt financing	77.5	2024	12	2033	75.8	—
$77.5 million lease debt financing	77.5	2024	12	2033	76.6	—
$37 million lease debt financing	37.0	2024	8	2028	37.0	—
Total					733.5	573.5

11.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2024	December 31, 2023
Designated derivative instruments - short-term assets:
Interest rate swaps	2,874	4,333
Non-designated derivative instruments - short-term assets:
Interest rate swaps	124	284
Commodity swaps	19	—
Total derivative instruments - short-term assets	3,017	4,617

Designated derivative instruments - long-term assets:
Interest rate swaps	—	2,357
Non-designated derivative instruments - long-term assets:
Interest rate swaps	12,624	11,251
Total derivative instruments - long-term assets	12,624	13,608

(in thousands of $)	June 30, 2024	December 31, 2023
Designated derivative instruments - short-term liabilities:
Cross currency swaps	11,118	11,845
Non-designated derivative instruments - short-term liabilities:
Cross currency swaps	586	85
Commodity swaps	—	436
Total derivative instruments - short-term liabilities	11,704	12,366

Designated derivative instruments - long-term liabilities:
Cross currency swaps	—	8,965
Total derivative instruments - long-term liabilities	—	8,965

Movements in the Consolidated Statement of Operations are summarized as follows:

	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Net gain/(loss) in fair value movements of non-designated derivatives	1,555	(5,571)
Net cash movement on non-designated derivatives and swap settlements	2,975	2,877
Total cash movement and valuation gain/(loss) on non-designated derivatives	4,530	(2,694)

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of June 30, 2024, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of June 30, 2024, was $0.3 billion (December 31, 2023: $0.4 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK600 million senior unsecured floating rate bonds due 2025. The total net notional principal amount subject to cross currency swap agreements as of June 30, 2024, was NOK0.6 billion (December 31, 2023: NOK1.3 billion).

Apart from the NOK600 million senior unsecured floating rate bonds due 2025, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

During the six months ended June 30, 2024, the NOK700 million senior unsecured bonds due 2024 were redeemed in full. In conjunction with this redemption, several of the related swaps were terminated whilst the remaining matured in June 2024.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024		December 31, 2023
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	4,662	4,662	5,104	5,104
NOK700 million senior unsecured floating rate bonds due 2024	—	—	68,426	68,919
NOK600 million senior unsecured floating rate bonds due 2025	53,373	54,174	58,089	59,181
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	149,813	150,000	146,310
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	154,125	150,000	152,820
8.25% senior unsecured sustainability-linked bonds due 2028	150,000	150,375	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts - short-term receivables	3,017	3,017	4,617	4,617
Interest rate/ currency/ commodity swap contracts - long-term receivables	12,624	12,624	13,608	13,608
Interest rate/ currency/ commodity swap contracts - short-term payables	11,704	11,704	12,366	12,366
Interest rate/ currency/ commodity swap contracts - long-term payables	—	—	8,965	8,965

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of June 30, 2024, were measured as follows:

		Fair value measurements using
(in thousands of $)	June 30, 2024	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity securities	4,662	4,662
Interest rate/ currency/ commodity swap contracts, short-term receivables	3,017		3,017
Interest rate/ currency/ commodity swap contracts, long-term receivables	12,624		12,624
Total assets	20,303	4,662	15,641	—
Liabilities:
NOK600 million senior unsecured floating rate bonds due 2025	54,174	54,174
7.25% senior unsecured sustainability-linked bonds due 2026	149,813	149,813
8.875% senior unsecured sustainability-linked bonds due 2027	154,125	154,125
8.25% senior unsecured sustainability-linked bonds due 2028	150,375	150,375
Interest rate/ currency/ commodity swap contracts, short-term payables	11,704		11,704
Total liabilities	520,191	508,487	11,704	—

As of June 30, 2024, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth exchange in Oslo.

The estimated fair values of the floating rate NOK denominated bonds due 2025, the 7.25% senior unsecured sustainability-linked bonds due 2026, the 8.875% senior unsecured sustainability-linked bonds due 2027 and the 8.25% senior unsecured sustainability-linked bonds due 2028 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of June 30, 2024.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea Bank Finland Plc, Credit Agricole Corporate and Investment Bank, BNP Paribas Bank, UBS Group AG (previously Credit Suisse) and DNB Bank ASA. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments.

The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of June 30, 2024, the other receivables balance within current assets in the consolidated balance sheets included $4.2 million (December 31, 2023: $7.1 million within other long-term assets) in relation to cash collateral posted by the Company.

There could also be a concentration of revenue risk with Maersk A/S to whom the Company charters several vessels and earns a significant proportion of its revenues. In addition, a portion of our net income is generated from our associated company, River Box Holding Inc. (“River Box”).

12.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2024	December 31, 2023
300,000,000 common shares of $0.01 par value each (December 31, 2023: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2024	December 31, 2023
138,803,619 common shares of $0.01 par value each (December 31, 2023: 138,562,173 common shares of $0.01 par value each)	1,388	1,386

The Company’s common shares are listed on the New York Stock Exchange.

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares until June 30, 2024 (“Share Repurchase Program”). As of June 30, 2024 and December 31, 2023, 1,095,095 shares were repurchased by the Company under its Share Repurchase Program and held as treasury stock.

During the six months ended June 30, 2024, the Company issued a total of 242,146 new shares after 510,000 share options were exercised. (See also Note 13: Share Option Plan).

During the six months ended June 30, 2024, the Company cancelled 700 shares, which were previously held by the Company’s transfer agent.

Therefore, the outstanding share capital of the Company was 137,708,524 common shares as of June 30, 2024 (December 31, 2023: 137,467,078 common shares).

During the six months ended June 30, 2024, the Company declared a dividend of $0.26 per share on February 14, 2024 to shareholders of record as of March 15, 2024, with an ex-dividend date of March 14, 2024. The Company declared a dividend of $0.27 per share on May 14, 2024 to shareholders of record as of May 28, 2024, with an ex-dividend date of May 24, 2024.

13.SHARE OPTION PLAN

During the six months ended June 30, 2024, 510,000 share options were exercised. The Company issued a total of 242,146 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.0 million on the day of exercise. The weighted average exercise price of the options exercised was $7.35 per share.

In February 2024, the Company awarded a total of 440,000 options to officers, employees and directors, pursuant to the Company’s share option plan. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

14.FINANCE LEASE LIABILITY

(in thousands of $)	June 30, 2024	December 31, 2023
Finance lease liability, current portion	391,553	419,341
Total finance lease liabilities	391,553	419,341

All of the finance lease liabilities outstanding above will be due within one year of this report as each option is expected to be exercised on the sixth anniversary during 2024. The Company has initiated discussions and negotiations with financial institutions regarding the refinancing with facilities under similar terms or structures. Given the Company’s extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be able to secure the required refinancing prior to maturity.

15.RELATED PARTY TRANSACTIONS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	June 30, 2024	December 31, 2023
Amounts due from:
Frontline plc	4,337	2,907
Seatankers	388	411
Golden Ocean	3,750	—
Sloane Square Capital	—	201
NorAm Drilling	70	24
River Box*	92	11
Other related parties	4	2
Allowance for expected credit losses	(11)	(24)
Total amount due from related parties	8,630	3,532

Loans to related parties - associated companies, long-term
River Box*	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	1,041	2,813
Golden Ocean	110	57
Seatankers	30	—
Front Ocean	14	—
Other related parties	4	20
Total amount due to related parties	1,199	2,890

* River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 TEU and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box using the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Ltd ("Hemen"), the Company’s largest shareholder and a related party.

Related party leasing and service contracts

The Company’s most significant transactions are with Golden Ocean Group Limited (“Golden Ocean”) to whom the Company leases eight vessels. During the six months ended June 30, 2024, the Company received operating lease income of $27.4 million (six months ended June 30, 2023: $27.2 million) and paid vessels management fees of $10.2 million (six months ended June 30, 2023: $10.1 million).

Other related party service contracts include payments to Front Ocean Management AS and Front Ocean Management Ltd., Seatankers Management Norway AS and Seatankers Management Co. Ltd., Frontline Management AS and Frontline (Management) Cyprus Limited for office facilities, administration service fees, newbuilding supervision fees and vessel management fees.

Related parties – associated companies

The Company granted a $45.0 million non-amortizing loan to River Box which is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets. During the six months ended June 30, 2024, the Company received interest income of $2.3 million (six months ended June 30, 2023: $2.3 million).

Other related party transactions

During the six months ended June 30, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to the Company’s largest shareholder, Hemen, for an aggregate amount of $231.0 million. One of the vessels was delivered in June 2024 and commenced a long term charter to a third party. At June 30, 2024, the Company had paid approximately $92.4 million in relation to the vessel delivery and deposits on the remaining two vessels.

During the six months ended June 30, 2024, the Company received dividend income of $0.3 million from NorAm Drilling (six months ended June 30, 2023: $0.8 million).

16.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2024	December 31, 2023
Vessels, rigs and equipment, net	2,632	2,508
Investments in sales-type leases	39	56
Book value of consolidated assets pledged under ship mortgages	2,671	2,564

Assets with finance lease liabilities

(in millions of $)	June 30, 2024	December 31, 2023
Vessels under finance lease, net	553	573
Total book value	553	573

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible rig through a combination of equity, short term debt and long term debt. Providers of long term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with various mutual protection and indemnity associations in which the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

As of June 30, 2024, the Company had a signed drilling contract with Equinor Canada Ltd. (“Equinor”) for the harsh environment semi-submersible rig Hercules. The rig commenced drilling with Equinor in Canada in July 2024.

Capital commitments

As of June 30, 2024, the Company had committed to pay $267.6 million in relation to the acquisition of two remaining LR2 product tankers under construction from entities related to the Company’s largest shareholder, Hemen, and two LNG dual-fuel chemical tankers from unrelated third parties. One of the chemical tankers, SFL Aruba, was delivered in August 2024 and immediately commenced trading in a pool with Stolt Tankers. One of the LR2 product tankers, SFL Taurus, was also delivered in August 2024 and immediately commenced a long term charter to a third party. (See Note 17: Subsequent Events). The remaining two vessels are expected to be delivered in the third and fourth quarter of 2024 and are contracted to commence long term charters to third parties.

Also as of June 30, 2024, the drilling rig Linus was undergoing its second special periodic survey (“SPS”). The Company expects the remaining cost to be approximately $27.0 million  in respect of the SPS and other upgrades.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill Ltd. (“Seadrill”) with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim as it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. The court case is currently scheduled to commence in mid-August 2024.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

17.SUBSEQUENT EVENTS

In August 2024, the Company took delivery of SFL Taurus, the second of three LR2 product tankers and immediately commenced a long term charter to a third party.

On August 14, 2024, the Board of Directors declared a dividend of $0.27 per share which is payable in cash on or around September 27, 2024 to shareholders of record on September 11, 2024.

In August 2024, the Company took delivery of SFL Aruba, the first of two LNG dual-fuel 33,000 dwt chemical tankers. The vessel immediately commenced trading in a pool with Stolt Tankers.

In July 2024, the Company issued 8,000,000 common shares at a public offering price of $12.50 per share in connection with an underwritten U.S. public offering. The net proceeds of the offering are expected to be used for general corporate purposes, including but not limited to vessel acquisitions. Furthermore, the underwriters were granted a 30-day option to purchase an additional 1,200,000 common shares.

In July 2024, the Company entered into agreements to build five LNG dual-fuel 16,800 TEU container vessels at an aggregate construction cost of approximately $962.5 million. The vessels are scheduled for delivery in 2028, upon which they will each commence a minimum 10-year time charter to a leading liner company. There will be an option to extend the charters for another two years, and purchase options at the end of year 10 and 12, including a profit share feature.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2024

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

As of March 2024, we had paid total installments and related costs of $169.1 million in relation to two dual-fuel 7,000 car equivalent unit (“CEU”) newbuilding car carriers under construction. The vessels were delivered between January and March 2024 and commenced a 10-year time charter to K Line.

In March 2024, we agreed to acquire three LR2 product tankers under construction from entities related to the Company’s largest shareholder, Hemen, for a purchase price of $231.0 million. One of the vessels was delivered in June 2024 and a second delivered in August 2024, both immediately commenced long term charters to a third party. The last vessel is scheduled for delivery in the fourth quarter of 2024 and is also contracted to commence a long term charter to a third party.

In April 2024, we agreed to acquire two LNG dual-fuel 33,000 dwt chemical tankers from an unrelated third party for a total purchase price of $113.6 million. One of the vessels was delivered in August 2024 and commenced trading in a pool with Stolt Tankers. The second vessel is scheduled to be delivered in the third quarter of 2024 and is expected to commence a long term charter to a third party.

In July 2024, we entered into agreements to build five LNG dual-fuel 16,800 TEU container vessels at an aggregate construction cost of approximately $962.5 million. The vessels are expected to be delivered in 2028 and scheduled to commence a minimum 10-year time charter to a leading liner company. There will be an option to extend the charters for another two years, and purchase options at the end of year 10 and 12, including a profit share feature.

Disposals

In March 2024, we sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. Net sales proceeds totaling $12.0 million were received from MSC and we recorded a loss of $17.0 thousand in connection with the transaction.

New Contracts, Extensions and Changes

In March 2024, Maersk declared a further 12 months extension option each for the 8,700 TEU container vessel, San Felipe, and the 9,500 TEU container vessel, Maersk Skarstind.

In April 2024, we agreed new time charter contracts with Maersk for three 10,600 TEU container vessels for a duration of five years.

Also in April 2024, the 15,400 TEU container vessel Baltimore Express commenced a time charter contract with Hapag Lloyd AG (“Hapag Lloyd”) for a duration of five years.

In July 2024, the harsh environment semi-submersible rig Hercules commenced a drilling contract with Equinor Canada Ltd. (“Equinor”) for a duration of approximately 200 days. The rig began mobilizing towards Canada immediately after completing the Galp Energia contract in Namibia in May 2024.

Also in July 2024, we agreed new time charter contracts with Maersk for four 8,700 TEU container vessels for a duration of five years.

Corporate Debt and Lease Debt Financing

In January 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $77.5 million for the financing of the 7,000 CEU newbuild car carrier, Odin Highway. The vessel was sold and leased back for a term of nearly 12 years, with options to purchase the vessel in approximately 10 years.

In March 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $77.5 million for the financing of the 7,000 CEU newbuild car carrier, Thor Highway. The vessel was sold and leased back for a term of nearly 12 years, with options to purchase the vessel in approximately 10 years.

In April 2024, we issued $150.0 million in senior unsecured sustainability-linked bonds due 2028 in the Nordic high yield bond market. The bonds pay a coupon of 8.25% per annum, and net proceeds were used to refinance existing bonds and for general corporate purposes.

Also in April 2024, we exercised our call option on the NOK700 million senior unsecured floating rate bonds maturing in June 2024, thus extinguishing this debt in full.

In June 2024, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $37.0 million for the financing of the 2,500 TEU container vessel, Maersk Phuket. The vessel was sold and leased back for a term of nearly eight years, with options to purchase the vessel in approximately four and five years.

In August 2024, we drew down $54.6 million for the financing of the newly acquired LR2 product tanker, SFL Tucana. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately five years.

Also in August 2024, we drew down $39.9 million for the financing of the newly acquired chemical tanker, SFL Aruba. The facility bears interest at the compounded daily SOFR plus a margin and has an initial term of approximately five years, with mechanisms to extend it to up to eight years.

Issuance of Shares, Share Options, Grants and Exercises

In February 2024, 440,000 options were awarded to officers, employees and directors pursuant to the Company's share option plan. The options vest over a three-year period and have a five-year term. The initial strike price was $12.02 per share and the first options will be exercisable beginning in February of 2025.

Between January 2024 and May 2024, 510,000 share options were exercised. The Company issued a total of 242,146 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.0 million on the day of exercise. The weighted average exercise price of the options exercised was $7.35 per share.

In July 2024, we issued 8,000,000 common shares at a public offering price of $12.50 per share, in an underwritten U.S. public offering. The net proceeds of the offering are expected to be used for general corporate purposes but not limited to vessel acquisitions. Furthermore, the underwriters were granted a 30-day option to purchase an additional 1,200,00 common shares.

Dividend

On February 14, 2024, the Board of Directors of the Company declared a dividend of $0.26 per share which was paid in cash on March 27, 2024 to shareholders of record on March 15, 2024.

On May 14, 2024, the Board of Directors of the Company declared a dividend of $0.27 per share which was paid in cash on June 26, 2024 to shareholders of record on May 28, 2024.

On August 14, 2024, the Board of Directors of the Company declared a dividend of $0.27 per share which is payable in cash on or around September 27, 2024 to shareholders of record on September 11, 2024.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Total operating revenues	419,979	337,827
(Loss)/gain on sale of vessels	(17)	16,476
Total operating expenses	(272,262)	(252,512)
Operating income	147,700	101,791
Interest income	6,474	7,152
Interest expense	(88,175)	(82,554)
Other non-operating items, net	2,907	(4,576)
Equity in earnings of associated companies	1,475	1,451
Tax expense	(4,447)	—
Net income	65,934	23,264

Total operating revenues

Total operating revenues increased by 24.3% in the six months ended June 30, 2024, compared with the same period in 2023.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Time charter revenues	302,391	256,083
Voyage charter revenues	5,792	28,753
Drilling contract revenues	95,844	37,860
Interest income - sales-type leases and leaseback assets	1,396	3,809
Profit sharing income	9,932	7,135
Other operating income	4,624	4,187
Total operating revenues	419,979	337,827

Time charter revenues
During the six months ended June 30, 2024, time charter revenues were earned by 23 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers and seven product tankers. The 18% increase in time charter revenues for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, was mainly as a result of the delivery of four new building car carriers and one product tanker between September 2023 and June 2024 and higher rates earned on two of our existing car carriers.

Voyage charter revenues
During the six months ended June 30, 2024, voyage charter revenues were earned by three dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. During the six months ended June 30, 2023, voyage charter revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and four dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. Voyage charter revenues decreased by 80% in the six months ended June 30, 2024, compared to the same period in 2023, mainly due to the sale of the two Suezmax tankers and the two chemical tankers between March 2023 and June 2023 to unrelated parties.

Drilling contract revenues
During the six months ended June 30, 2024, we earned drilling contract revenues of $95.8 million from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second special periodic survey (“SPS”) which lasted until the end of July 2024. The drilling rig Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024 and then was mobilizing to Canada to commence another drilling contract with Equinor. Hercules commenced drilling with Equinor in July 2024. During the six months ended June 30, 2023 drilling contract revenue was earned from the drilling rig Linus only. This is because the drilling rig Hercules undertook an SPS and certain upgrades which lasted until June 2023, following its redelivery to us from Seadrill in December 2022.

Interest income - sales-type leases and leaseback assets
In the six months ended June 30, 2024, sales-type leases interest income arose on nine container vessels on long term charters to MSC, two of which were sold in March 2024. In the six months ended June 30, 2023, the Company had sales-type leases interest income on nine container vessels on long term charters to MSC and leaseback interest income from one VLCC which was reported as a leaseback asset until its disposal in August 2023. Interest income decreased due to the disposal of these vessels.

Profit share revenues
We have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. We recorded $3.8 million of profit share revenue under this arrangement in the six months ended June 30, 2024 (six months ended June 30, 2023: $0.0 million).

During the six months ended June 30, 2024, we recorded $6.2 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, due to the installation of scrubbers, and one scrubber-fitted car carrier on charter to Eukor Car Carriers Inc. (six months ended June 30, 2023: $7.1 million relating to seven container vessels and one car carrier).

Loss/gain on sale of vessels

In the six months ended June 30, 2024, a net loss of $17.0 thousand was recorded in relation to the disposal of two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously accounted for as sales-type leases. The vessels were delivered to MSC upon the exercise of a purchase obligation at the end of their charter period.

During the six months ended June 30, 2023, a net gain of $16.5 million was recorded in relation to the disposal of two Suezmax tankers, Glorycrown and Everbright, and two chemical tankers SFL Elbe and SFL Weser.

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Vessel and rig operating expenses	146,438	134,517
Depreciation	114,999	102,159
Vessel impairment charge	—	7,389
Administrative expenses	10,825	8,447
Total operating expenses	272,262	252,512

Vessel and rig operating expenses increased by $11.9 million in the six months ended June 30, 2024, compared with the same period in 2023. The increase is mainly due to the drilling rig Hercules which has been operating under a drilling contract with Galp Energia in Namibia until May 2024. In addition, the increase in operating expenses in the six months ended June 30, 2024, compared to the same period in 2023, is due to the acquisition of four car carriers and one product tanker between September 2023 and June 2024. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers between March 2023 and June 2023.

Depreciation expense relates to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases. The increase in depreciation of $12.8 million for the six months ended June 30, 2024, compared to the same period in 2023, was mainly due to the acquisition of four car carriers and one product tanker between September 2023 and June 2024, as well as due to capitalized SPS costs, ballast water treatment system and other capital upgrades for the rig Hercules in June 2023. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers between March 2023 and June 2023.

In the six months ended June 30, 2024, no impairment charge was recorded. In the six months ended June 30, 2023, an impairment charge of $7.4 million was recorded on two chemical tankers prior to their disposal in April 2023 and June 2023.

Administrative expenses for the six months ended June 30, 2024 increased by $2.4 million compared with the same period in 2023, mainly due to increased costs arising from business activities such as vessel acquisitions and financing, as well as investor relations and other sundry administrative costs.

Interest income

Total interest income decreased by $0.7 million for the six months ended June 30, 2024, compared to the same period in 2023, mainly due to lower interest received on bank and short-term deposits.

Interest expense

Interest expense for the six months ended June 30, 2024, was $88.2 million compared with $82.6 million for the six months ended June 30, 2023. The increase in interest expense for the six months ended June 30, 2024, compared to the same period in 2023, is due to new loans and lease debt financing obtained by the Company for the vessels purchased in 2023 and 2024 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, repayments and redemptions.

Other non-operating items

	Six months ended	Six months ended
(in thousands of $)	June 30, 2024	June 30, 2023
Loss on investments in equity securities	(207)	(792)
Interest and valuation gain/(loss) on non-designated derivatives	4,530	(2,694)
Other financial items, net	(1,416)	(1,090)
Total other non-operating items	2,907	(4,576)

In the six months ended June 30, 2024 total other non-operating items amounted to a gain of $2.9 million compared to a loss of $4.6 million in the six months ended June 30, 2023. This movement is mainly affected by a positive movement in the mark-to-market adjustments on non-designated derivatives.

Equity in earnings of associated companies

River Box Holding Inc. (“River Box”) holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. The net income of the River Box group is included under “Equity in earnings of associated companies” during the six months ended June 30, 2024 and June 30, 2023. The total equity in earnings of associated companies in the six months ended June 30, 2024, was $1.5 million (six months ended June 30, 2023: $1.5 million).

Tax expense

In the six months ended June 30, 2024, we recorded a tax expense of $4.4 million which relates mainly to the operations of the harsh environment semi-submersible drilling rig Hercules in Namibia.

Liquidity and Capital Resources

As of June 30, 2024, we had total cash and cash equivalents of $186.1 million and investments in equity securities of $4.7 million.

In the six months ended June 30, 2024, we generated cash of $187.4 million net from operations, used $195.9 million net in investing activities and generated $29.1 million net in financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2024 decreased to $187.4 million, from $231.0 million for the same period in 2023, mainly due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $195.9 million in the six months ended June 30, 2024, compared to $35.5 million in the same period in 2023. The increase in cash used for investing activities for the six months ended June 30, 2024 is mainly due to a decrease in the inflow of cash from the sale of vessels. During the six months ended June 30, 2024, $12.0 million was received from the sale of two container vessels, compared to a cash inflow of $104.2 million from the sale of two Suezmax tankers and two chemical tankers in the comparable period in 2023. In addition, there was an outflow of $212.2 million in the six months ended June 30, 2024, which primarily consisted of newbuilding installments for two car carriers and the purchase of one LR2 product tanker, which were delivered during the six months ended June 30, 2024, compared to an outflow of $135.2 million in the six months ended June 30, 2023 to fund the SPS and capital upgrades of Hercules and Linus and newbuilding installments for four car carriers.

Net cash provided by financing activities for the six months ended June 30, 2024 was $29.1 million, compared to net cash used of $182.3 million in the same period in 2023. This was mainly the result of a decrease in cash outflows for debt repayments to $145.7 million in the six months ended June 30, 2024, compared to $620.9 million in the same period in 2023. In addition there was an outflow of $65.0 million from repurchases and redemption of the Company’s bonds in the six months ended June 30, 2024, compared to $167.8 million in the six months ended June 30, 2023. During the six months ended June 30, 2024, there was an inflow from debt proceeds amounting to $354.4 million, compared to $720.2 million in the comparable period in 2023.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

A significant portion of our outstanding debt and finance lease liabilities will be due within one year of this report for which we have initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2024 and early 2025. Given our extensive history and successful track record in obtaining financing and refinancing, we believe that we will be able to secure the necessary refinancing for all such facilities before their maturity dates. Additionally, we anticipate that the cash flow generated from our charters will be adequate to meet our anticipated debt service obligations and working capital needs in the short and medium term. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms.

The following table presents an overall summary of our borrowings as of June 30, 2024.

As of June 30, 2024
(in millions of $)	Outstanding balance
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	150.0
NOK600 million senior unsecured floating rate bonds due 2025	53.4
Total bonds	503.4
Lease debt financing	733.5
U.S. dollar denominated floating rate debt	914.2
U.S. dollar denominated fixed rate debt due 2026	148.1
Total borrowings	2,299.2
Finance lease liabilities	391.6
Finance lease liabilities in associated companies (1)	190.2
Total borrowings and lease liabilities	2,881.0

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2024, the Company was in compliance with all of the covenants under its long-term debt facilities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
▪the strength of world economies and currencies;
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen Holding Limited, or Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;

▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as Norwegian Inter-Bank Offer Rate, or NIBOR, and Secured Overnight Financing Rate, or SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Golden Ocean Group Limited, or Golden Ocean, and other charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares or conversion of the Company’s convertible notes;
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company potentially becoming subject to corporate income tax in Bermuda in the future;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;

▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict and the developments in the Middle East;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, the Houthi attacks in the Red Sea and potential physical disruption of shipping routes as a result thereof; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as well as those described from time to time in the reports filed by the Company with the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: August 21, 2024

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer